AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this "**Agreement**") is made and entered into as of June 30, 2012 (the "**Effective Date**"), between EQMentor, Inc, a Delaware corporation (referred to as "**Target**"), and The E-Factor Corp., Inc., a Delaware corporation (hereinafter referred to as "**Buyer**"). The Buyer and Target are referred to collectively herein as the "Parties."

BACKGROUND

WHEREAS, this Agreement contemplates a tax-free merger of the Target with and into the Buyer in a reorganization pursuant to the Internal Revenue Code § 368(a). The Target shareholders ("**Target Shareholders**") will receive capital stock in the Buyer in exchange for their capital stock in the Target. Upon consummation of the Merger, Target will cease to exist, and Buyer will be the surviving corporation.

WHEREAS, the Board of Directors of the Target and Target Shareholders have, (i) approved, and deemed it advisable and in the best interests of the Target and its shareholders to consummate, the Merger (as defined below), upon the terms and subject to the conditions set forth in this Agreement.

WHEREAS, the Board of Directors of Buyer have determined that the Merger is consistent with and in furtherance of the long-term business strategy of Buyer and has approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement. This Agreement has been approved and adopted by the Board of Directors of Buyer.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows.

Section 1. Definitions.

(a)   **The Merger**. On and subject to the terms and conditions of this Agreement, the Target will merge with and into the Buyer (the "**Merger**") at the Effective Time (as defined below). The Buyer shall be the corporation surviving the Merger (the "**Surviving Corporation**").

(b)   **The Closing**. The closing of the transactions contemplated by this Agreement (the "**Closing**") shall take place a place to be mutually agreed upon on June 30, 2012 following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as the Parties may mutually determine (the "**Closing Date**").

(c)   **Actions at the Closing**. At the Closing and except as set forth in Section 1(d) below, (i) the Target will deliver to the Buyer the various certificates, instruments and documents referred to in Section 5(a) below, (ii) the Buyer will deliver to the Target the various certificates, instruments, and documents referred to in Section 5(b) below, (iii) the Buyer and the Target will file with the Secretary of State of the State of Delaware a Certificate of Merger and State of Delaware, Certificate of Merger in the forms mutually agreed (the "**Merger Filings**") and (iv) the Buyer will deliver to the shareholders of Target the certificate evidencing any share of the capital stock of the Buyer issued in the Merger.

(d)   **Effect of Merger.**

(i)   *General*. The Merger shall become effective at the time (the "**Effective Time**") the Buyer and the Target file the Certificate of Merger with the Secretary of State of the State of

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Delaware. The Merger shall have the effect set forth in the Delaware General Corporation Law and law governing corporations in the State of Delaware. The Surviving Corporation may, at any time after the Effective Time, take any action (including executing and delivering any document) in the name and on behalf of either the Buyer or the Target in order to carry out and effectuate the transactions contemplated by this Agreement.

(ii) *Certificate of Incorporation.* The Certificate of Incorporation of the Buyer in effect at and as of the Effective Time will remain the Certificate of Incorporation of the Surviving Corporation without any modification or amendment in the Merger.

(iii) *Bylaws.* The Bylaws of the Buyer in effect at and as of the Effective Time will remain the Bylaws of the Surviving Corporation without any modification or amendment in the Merger.

(iv) *Directors and Officers.* The directors and officers of the Buyer in office at and as of the Effective Time will remain the directors and officers of the Surviving Corporation (retaining their respective positions and terms of office), except that Dr. Izzy Justice shall be an officer, in accordance with the terms of his Employment Agreement (as defined below), and appointed as a Director of the Surviving Corporation.

(v) *Consideration.* The consideration for the Merger shall be as follows (collectively the "**Merger Consideration**") at and as of the Effective Time, (A) each share of the Target's Series A Preferred Stock, par value $.001 per share ("**Preferred Share**") and Common Stock, par value par value $.001 per share ("**Common Share**") (the Preferred Shares and Common Shares shall be collectively referred to as "**Preferred Shares and Common Shares**") (other than any Preferred Share and Common Share which any shareholder who or which has exercised his, her or its appraisal rights under the Delaware General Corporation Law holds of record ("**Dissenting Share**") shall be converted into the right to receive a number of Acquisition Stock (defined below) so that Preferred Share and Common Shareholders shall own Common Stock, par value $.001 per share ("**Common Stock**") of Buyer in the specific amounts set forth in Exhibit A at the Effective Time (the ratio of Acquisition Stock to one Preferred Share and one Common Share is referred to herein as the "**Conversion Ratio**") and each Dissenting Share shall be converted into the right to receive payment from the Surviving Corporation with respect thereto in accordance with the provisions of the Delaware General Corporation Law; provided, however, that the Conversion Ratio shall be subject to equitable adjustment in the event of any stock split, stock dividend, reverse stock split, or other change in the number of Preferred Shares and Common Shares outstanding. No Preferred Share or Common Share shall be deemed to be outstanding or to have any rights other than those set forth above in this Section 1(d)(v) after the Effective Time. Notwithstanding the aforesaid, the number of Acquisition Stock issuable under this Agreement shall be subject to the adjustment as follows:

(1) Upon the occurrence of any transaction whereby the Acquisition Stock issued to Target Shareholders (A) becomes tradeable on any public market, whether national or international, regardless of whether such event occurs through an acquisition, merger or any similar transaction or through the filing of a registration statement or similar filing or (B) on a Change of Control (as defined below) ("**Determination Date**"), if the per Acquisition Share FMV (as defined below) is lower than US$2.9541, a further number of Buyer's Common Stock shall be issued pro rata to the Target Shareholders in the percentages set forth in Exhibit A, rounded to the nearest whole share of Buyer's Common Stock, according to the following calculation:

US$2,000,000 / FMV – 679,094

(2) In the event the FMV is higher than US$2.9541 on the Determination Date, no Acquisition Stock which have been granted hereof shall be forfeited by the Target Shareholders on

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the Determination Date if the EQMentor division of the Surviving Corporation meets or exceeds its budget revenue number for 2012 as follows:

	June	July	August	September	October	November	December	Totals
Revenue	0	30,000	40,000	50,000	40,750	54,333	67,917	283,000

and for 2013 budget revenue numbers as mutually agreed (adjusted for such time as has elapsed since the Closing Date and Determination Date) on such Determination Date ("**Budgeted Revenue Number**").

(3) in the event the FMV is higher than US$2.9541 on the Determination Date and the EQMentor division of the Surviving Corporation does not meet or exceed its Budgeted Revenue Number on such Determination Date, a certain number of Acquisition Stock shall be forfeited by the Target Shareholders on the Determination Date, pro rata in the percentages set forth in Exhibit A, rounded to the nearest whole Acquisition Share, according to the following calculation:

$$US\$2,000,000 / FMV - 679,094$$

For avoidance of doubt and solely for the purpose of this Section, if the Determination Date is not a trading date, the latest next trading date should be deemed as the Determination Date. For purposes of this Agreement "**FMV**" shall mean the last reported sale price thereof on the Determination Date as an average of the last reported "bid" and "asked" prices on the Determination Date as reported in a customary financial reporting service. For purpose of this Agreement a "**Change of Control**" shall be deemed to have occurred upon the earliest to occur of the following events: (x) the shareholders of the Buyer approve a merger or consolidation of the Buyer with any other corporation or other legal entity, other than (1) a merger or consolidation which would result in the voting securities of the Buyer outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) fifty percent (50%) or more of the combined voting power of the voting securities of the Buyer or such surviving entity outstanding immediately after such merger or consolidation or (2) a merger or consolidation effected to implement a recapitalization of the Buyer (or similar transaction) in which no "person" (as hereinabove defined) other than a "person" who, on the date of this Agreement, shall have been the "beneficial owner" (as hereinabove defined) of or have voting control over shares of capital stock of the Buyer possessing more than twenty five percent (25%) of the combined voting power of the Buyer's then outstanding securities acquires more than fifty percent (50%) of the combined voting power of the Buyer's then outstanding securities; (y) the shareholders of the Buyer approve a plan of complete liquidation of the Buyer or an agreement for the sale or disposition by the Buyer of all or substantially all of the Buyer's assets (or any transaction having a similar effect); or (z) any person acting on behalf of the Buyer as underwriter pursuant to an offering who is temporarily holding securities in connection with such offering, any trustee or other fiduciary holding securities under an employee benefit plan of the Buyer, or any "person" who, on the date of this Agreement, shall have been the "beneficial owner" of or have voting control over shares of capital stock of the Buyer possessing more than twenty-five percent (25%) of the combined voting power of the Buyer's then outstanding securities is or becomes the "beneficial owner", directly or indirectly, of securities of the Buyer representing fifty percent (50%) or more of the combined voting power of the Buyer's then outstanding securities.

(e) **Procedure for Payment.**

(i) *Conversion of Target Capital Stock.* On the Closing Date, the Buyer will furnish to the holder of Preferred Shares and Common Shares a stock certificate (issued in the name of the Target Shareholder) representing that number of Acquisition Stock equal to the product of (A) the Conversion Ratio for each Preferred Share and Common Share, as applicable times (B) the number of

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outstanding Preferred Shares and Common Shares, respectively. Upon the receipt of Acquisition Stock, each Preferred Shareholder and Common Shareholder shall complete the transfer provision on the reverse side of each certificate of Preferred Share and Common Share of capital stock transferring said shares to Buyer. Subject to Section 1(d), each Preferred Share and Common Share issued and outstanding immediately prior to the Effective Time, will be automatically canceled and extinguished and automatically converted into the number of shares of acquisition stock (the "**Acquisition Stock**") determined by the Conversion Ratio (the "**Target Outstanding Shares**").

(ii)   *Cancellation of Target Stock*. Each Preferred Share and Common Share held by Target Shareholders immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

(iii)   *Target Stock Options*. At the Effective Time, all options to purchase Target Common Stock then outstanding under the Target 2007 Equity Incentive Plan ("**Target Options**") shall be cancelled in accordance with Section 5(b)(vi).

(iv)   *Target Warrants*. At the Effective Time, all warrants to purchase Target Preferred Stock or Target Common Stock then outstanding ("**Target Warrants**") shall be cancelled in accordance with Section 5(b)(vi).

(v)   *Adjustments to Conversion Ratio*. The Conversion Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or similar distribution of securities convertible into Preferred Share and Common Shares, reorganization, recapitalization, reclassification or other like change with respect to Preferred Share and Common Shares occurring or having a record date on or after the date hereof and prior to the Effective Time, which shall not include any issuance of securities in connection with sales of stock, acquisitions, financings, etc.

(vi)   *Further Ownership Rights in Target Capital Stock*. All shares of Acquisition Stock issued in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Preferred Share and Common Shares, respectively and there shall be no further registration of transfers on the records of the Surviving Corporation of Preferred Share and Common Shares which were outstanding immediately prior to the Effective Time. If after the Effective Time, certificates for Preferred Share and Common Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Section 1.

(vii)   *Lost, Stolen or Destroyed Certificates*. In the event any certificates for Preferred Share and Common Shares shall have been lost, stolen or destroyed, Buyer shall issue in exchange for such lost, stolen or destroyed Preferred Share and Common Shares certificates, upon the making of an affidavit of that fact by the holder thereof, certificates representing the shares of Acquisition Stock into which the Preferred Share and Common Shares represented by such Preferred Share and Common Shares certificates were converted pursuant to this Section, cash for fractional shares, if any, as may be required; provided, however, that Buyer may, in its discretion and as a condition precedent to the issuance of such Preferred Share and Common Shares certificates representing shares of Acquisition Stock, require the owner of such lost, stolen or destroyed Preferred Share and Common Shares certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Buyer and the Surviving Corporation, with respect to the Preferred Share and Common Shares certificates alleged to have been lost, stolen or destroyed.

(viii)   *Tax and Accounting Consequences*. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of the United States Income Tax Regulations.

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(ix)   *Taking of Necessary Action; Further Action.* If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Target, the officers and directors of Target will take all such lawful and necessary action.

(x)   *Fractional Shares.* No fraction of a share of Acquisition Stock will be issued by virtue of the Merger, but in lieu thereof each holder of Preferred Shares and Common Shares who would otherwise be entitled to a fraction of a share of Acquisition Stock (after aggregating all fractional shares of Acquisition Stock that otherwise would be received by such holder) shall receive from Buyer the nearest number of Acquisition Stock arrived at by rounding.

Section 2. Representations and Warranties of the Target. The Target represents and warrants to the Buyer that the statements contained in this Section 2 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 2), except as set forth in the disclosure schedule accompanying this Agreement (the "**Disclosure Schedule**"). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Section 2.

(a)   **Organization, Qualification and Corporate Power**. The Target is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation with full corporate power and authority to conduct its business as it is now being conducted, to own or use, and to perform all its obligations under this Agreement and any ancillary agreements. The Target is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification.

(b)   **Capitalization.** The authorized capital stock of the Target consists of shares of authorized Preferred Share and Common Shares as are issued and outstanding and owned by the Preferred Shareholders and Common Shareholders in the amounts as set forth in Exhibit A. The Preferred Shares and Common Shares are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights and there are no registration rights, voting trusts, proxies or other agreements or understandings with respect to any equity security of any class of the Target, except as set forth in the Target's Stockholders Agreement. There are no options, warrants, rights or agreements obligating the Target to issue or sell any shares of capital stock or other equity interests of the Target, or any security convertible into or exchangeable for any such shares of capital stock or other equity interests of the Target, except as set forth in **Section 2(b) of the Disclosure Schedule**. The Target does not own, directly or indirectly, any capital stock or other equity interest in any entity. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Target.

(c)   **Authorization of Transaction**. The execution and delivery of this Agreement by the Target and the consummation by the Target of the transactions and ancillary agreements contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of Target and no other corporate actions or proceedings on the part of the Target are necessary to authorize this Agreement or for the Target to consummate the transactions contemplated by this Agreement. This Agreement constitutes a legal, valid and binding obligation of the Target, enforceable against the Target in accordance with its terms.

(d)   **Noncontravention**. No filing with, and no permit, authorization, consent or approval of any court of competent jurisdiction, regulatory authority or other public body, domestic or foreign (a "**Governmental Entity**"), is necessary for the consummation by the Buyer and the Target of the transactions

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contemplated by this Agreement, except for the Merger Filings. Neither the execution and delivery of this Agreement by the Target nor the consummation by the Target of the transactions contemplated by this Agreement nor compliance by the Target with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the Certificate of Incorporation or Bylaws of the Target, (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which any of the Target is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets) (iii) require the consent or waiver of any person (other than as set forth in **Section 2(d) of the Disclosure Schedule**) or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, contract, agreement, permit, license, lease, purchase order, sales order, arrangement or other commitment or obligation to which the Target is a party or by which the Target may be bound or (iii) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency, or court to which any of the Target is subject. For purposes of this Agreement, a "**Security Interest**" means any mortgage, pledge, lien, encumbrance, charge or other security interest, other than (a) mechanic's, materialmen's and similar liens, (b) liens for taxes not yet due and payable or for taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements and (d) other liens arising in the Ordinary Course of Business (as defined below) and not incurred in connection with the borrowing of money. For purposes of this Agreement, "**Ordinary Course of Business**" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

(e)   **Financial Statements. Section 2(e) of the Disclosure Schedule** sets forth the unaudited balance sheet of the Target as of December 31, 20011 and year to June 30, 2012 ("**Balance Sheet**") and statement of income ("**Statement of Income**") of the Target as of December 31, 2011 and June 30, 2012 (the Balance Sheets and Income Statements shall collectively be referred to as the "**Financial Statements**"). The Financial Statements (including the notes thereto) present fairly and accurately the financial condition of the Target as of such dates and the results of operations of Target for such periods, are correct and complete, and are consistent with the books and records of Target (which books and records are correct and complete), provided that upon the Closing Date, or as soon thereafter as is practicable, the Long Term Liabilities listed on Target's balance sheet shall be removed as Long Term Liabilities of the Surviving Corporation. Except as disclosed in the Financial Statements, since the date of the last prepared Financial Statements, Target has no liabilities (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for taxes, except for (i) liabilities noted in the Financial Statements and (ii) liabilities which have arisen in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law, except net liabilities incurred since the date of the Financial Statements in the ordinary course of business consistent with past practices, which do not create an aggregate net increase in liabilities (after taking into account any net increase in assets) in excess of $5,000.

(f)   **Litigation.** There is no claim, action, suit, proceeding or investigation (collectively, a "**Proceeding**") pending or to the Knowledge of the Target threatened against the Target by any Governmental Entity, non-governmental body or by any third party. There are no unasserted claims, to the Knowledge of the Target, the assertion of which is likely, and which, if asserted, will allow a person to seek damages, an injunction or other legal, equitable, monetary or nonmonetary relief. There are no outstanding orders, writs, judgments, injunctions, decrees or settlements applicable to the Target that restricts the conduct of the Target. There is no action, suit or proceeding by the Target that the Target currently intends to initiate. For purposes of this Agreement, "**Knowledge of the Target**" means the actual knowledge of Dr. Izzy S. Justice.

(g)   **Compliance with Applicable Law and Certifications**. There are no permits, licenses, variances, exemptions, orders, zoning regulations, approvals and authorizations of all Governmental Entities to the Knowledge of the Target are necessary for the lawful conduct of the Target as currently conducted (the "**Permits**") and which the Target possesses. The Target is in compliance with all Permits, orders, writs, judgments, injunctions, decrees and settlements and applicable laws, ordinances, codes, rules, regulations and policies of any Governmental Entity to the Knowledge of the Target, after reasonable investigation, compliance by it is required.

(h)   **Taxes.** There have been or will have been filed all Returns that are required to be filed on or before the Closing Date (giving regard to valid extensions) by the Target. All of such Returns are or will be true, accurate and complete in all material respects. Correct copies of such Returns as filed (including any amended Returns) have been provided to the Buyer. For purposes of this Agreement: "**Tax(es)**" shall mean any federal, state, local, foreign (including possessions or territories of the United States) or other tax (whether income, excise, sales or use, ad valorem, franchise, real or personal property, transfer, employment, or any other kind of tax no matter how denominated), or any assessment, customs duty, levy, impost, withholding, or other governmental charge in the nature of a tax, and shall include all additions to tax, interest, penalties and fines with respect thereto. "**Return(s)**" shall mean all reports, estimates, information statements and returns of any nature, including amended versions of any of the foregoing, relating to or required to be filed in connection with any Taxes pursuant to the statutes or regulations of any federal, state, local or foreign government taxing authority. All Taxes for which the Target is or will be liable (or that are imposed with respect to the Target) and that are due on or before the Closing Date (including without limitation Taxes shown to be due before the Closing Date on all Returns filed on or before the Closing Date and any Taxes for which the Target is liable in relation to the transactions contemplated herein) have been paid or will be paid in full, and all Taxes which are required to be withheld or collected by the Target on or before the Closing Date have been duly withheld and collected and, to the extent required, have been paid to the appropriate governmental authority or properly deposited as required by applicable law. The Financial Statements accurately reflects accruals or reserves for all liabilities for Taxes accrued by the Target on or prior to the date of the Financial Statements. As of the date of this Agreement, no taxing authority has asserted any deficiency or assessment, or proposed to the Target any adjustment, for any Taxes against the Target, except for the Taxes listed in **Section 2(h) of the Disclosure Schedule** and to the Knowledge of the Target no proposed, threatened or actual audit, examination or investigation by any taxing authority with respect to any Tax liability and/or Return of the Target except as set forth in **Section 2(h) of the Disclosure Schedule**. In the event the Target becomes aware of any such asserted or threatened deficiency, assessment or adjustment, or any investigation, examination or audit, after the date of this Agreement, the Target will immediately notify the Buyer

(i)   **Intellectual Property**. **Section 2(i) of the Disclosure Schedule** contains a complete and accurate list and summary description of all patents, trademarks, trade names, service marks, copyrights, any applications for all of the foregoing, trade secrets and know-how that are required for the conduct of the business of the Target as currently conducted (the "**Target IP Rights**") and specifies, where applicable, the jurisdictions in which each such the Target IP Rights have been issued or registered or in which an application for such issuance and registration has been filed, including the respective registration or application numbers and the names of all registered owners. **Section 2(i) of the Disclosure Schedule** contains a complete list of the Contracts related to Target's IP Rights, to which the Target is a party or by which the Target is bound, except for license implied by the sale of a product and perpetual, paid-up licenses for commonly available software programs under which the Target is a licensee.

(i)   To the Target's Knowledge, the Target IP Rights are free and clear of all liens, claims, encumbrances, rights or equities whatsoever of any third party, including, without limitation, independent contractors or programmers heretofore involved in the creation or development of the programs, including that Buyer shall receive, pursuant to this Agreement, the complete and exclusive right, title, and interest in and to all tangible and intangible property rights existing in the Target IP Rights. Target has not

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entered into any agreement, license, release, or order that restricts the right of or Buyer to exploit the Target IP Rights in any way. The Target has taken reasonable and practicable steps designed to safeguard and maintain the secrecy and confidentiality of, and its proprietary rights in, all the Target IP Rights and the intellectual property rights of third parties entrusted to them and has filed and paid for all registrations, maintenance and renewal applications.

(ii)   To the Target's Knowledge, neither the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by the Target violates any license or agreement between the Target and any third party or infringes any intellectual property right of any other party; and there is no pending or threatened claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any of the Target's IP Rights, nor to the Target's Knowledge, is there any basis for any such claim that is likely to be successful, nor has the Target received any notice asserting that any of the Target's IP Rights or the proposed use, sale, license or disposition thereof conflicts or will conflict with the rights of any other party, nor is there any basis for any such assertion. To the Target's Knowledge, there is no unauthorized use, infringement or misappropriation under any of the Target's IP Rights by any third party, including any employee or former employee of the Target.

(j)   **Transactions with Affiliates.** Except as set forth in **Section 2(j) of the Disclosure Schedule**, the Target has no outstanding liabilities or obligations for amounts owing to or from, or leases, contracts or other commitments or arrangements with the Target or other shareholders, directors, officers, employees or other affiliates.

(k)   **Material Contracts. Section 2(k) of the Disclosure Schedule** sets forth a complete list of the oral and written contracts of the Target ("**Contracts**"), including, without limitation, the following notes, leases, licenses, contracts, bonds, surety or agreements of any kind or nature: (i) each indenture, mortgage, note, installment obligation, surety or agreement relating to the borrowing of money by the Target or any guaranty by the Target of any obligation for borrowed money; (ii) each agreement that limits the freedom of the Target to compete in the Target or with any person or in any geographical area, otherwise to conduct the Target as presently conducted or granting any exclusive distribution rights; (iii) each agency, dealer, sales representative, marketing or other similar agreement; (iv) each contract or agreement with distributors, dealers, manufacturer's representatives or sales agents; (v) other than this Agreement, each agreement for the acquisition or disposition of assets, other than in the ordinary course of business consistent with past practice; (vi) all leasehold interests in real property (the "**Leased Properties**"); (vii) each partnership, joint venture or other similar agreement or arrangement; (viii) all leases, capitalized or otherwise, relating to the leasing of personal property; (ix) any obligation to sell or to register the sale of any of the shares of capital stock or other securities of the Target; (x) any employment or consulting agreement, contract or commitment with any officer, employee or consultant, other than those that are terminable by the Target on no more than thirty days notice without liability or financial obligation, except to the extent general principles of wrongful termination law may limit the Target's ability to terminate employees at will, and excepting any such agreements between Buyer and such persons.

(l)   **Title to Assets.** The Target does not own any real property. The Target has good and valid title to all of the assets necessary to operate the business, properties and other rights, free and clear of all Liens, other than Permitted Liens. There exist no defaults or conditions which, with the giving of notice or the passage of time, or both, would constitute a default by the Target or the other party thereto with respect to the leases for the Leased Properties. **"Permitted Liens"** means (i) Liens for current taxes not yet due and payable and (ii) mechanics', carriers', workers' and other similar Liens arising or incurred in the ordinary course of business consistent with past practice.

(m)   **Brokers' and Finders' Fees.** Except as set forth on **Section 2(m) of the Disclosure Schedule**, Target has not incurred, or will it incur, directly or indirectly, any liability for brokerage or

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finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

(n) **Disclosure.** No representation or warranty of Target contained in this Agreement, and no statement contained in the Disclosure Schedule or in any certificate, list or other writing furnished to Buyer pursuant to any provision of this Agreement (including without limitation the Financial Statements) contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein or therein, in the light of the circumstances under which they were made, not misleading.

Section 3. Representations and Warranties of the Buyer. The Buyer represents and warrants to the Target that the statements contained in this Section 3 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 3), except as set forth in the Disclosure Schedule.

(a) **Organization, Qualification and Corporate Power.** The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation with full corporate power and authority to conduct its business as it is now being conducted, to own or use, and to perform all its obligations under this Agreement and any ancillary agreements. The Buyer is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification.

(b) **Capitalization.** Buyer's authorized capital stock consists of up to 10,000,000 shares of authorized common stock, par value $0.001 per share ("**Buyer's Common Stock**"). The Buyer's Common Stock are issued and outstanding and owned by the Buyer shareholders in the amounts as set forth in <u>Exhibit B</u>. The shares of Buyer's Common Stock are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights and there are no registration rights, voting trusts, proxies or other agreements or understandings with respect to any equity security of any class of the Buyer. There are no options, warrants, rights or agreements obligating the Buyer to issue or sell any shares of capital stock or other equity interests of the Buyer, or any security convertible into or exchangeable for any such shares of capital stock or other equity interests of the Buyer, except as may exist between Buyer and third-parties except as set forth in **Section 3(b) of the Disclosure Schedule**. The Buyer does not own, directly or indirectly, any capital stock or other equity interest in any entity. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Buyer.

(c) **Authorization of Transaction.** The execution and delivery of this Agreement by the Buyer and the consummation by the Buyer of the transactions and ancillary agreements contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of Buyer and no other corporate actions or proceedings on the part of the Buyer are necessary to authorize this Agreement or for the Buyer to consummate the transactions contemplated by this Agreement. This Agreement constitutes a legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms.

(d) **Litigation.** There is no claim, action, suit, proceeding; investigation or customer complaints of any kind (collectively, a "**Proceeding**") pending or threatened against the Buyer by any Governmental Entity, non-governmental body or by any third party. There are no unasserted claims, of which the Buyer is aware, the assertion of which is likely, and which, if asserted, will allow a person to seek damages, an injunction or other legal, equitable, monetary or nonmonetary relief. There are no outstanding orders, writs, judgments, injunctions, decrees or settlements applicable to the Buyer that restricts the conduct of the Buyer. There is no action, suit or proceeding by the Buyer that the Buyer currently intends to initiate.

(e)   **Acquisition Stock**. All of the Acquisition Stock to be issued in the Merger have been duly authorized and, upon consummation of the Merger, will be validly issued, fully paid, and nonassessable and when so issued and delivered in accordance with the provisions of this Agreement, shall be free and clear of all liens and encumbrances and adverse claims, other than restrictions on transfer created by applicable securities laws and will not have been issued in violation of their respective properties or any preemptive rights or rights of first refusal or similar rights.

(f)   **Noncontravention**. To the Knowledge of any director or officer of the Buyer, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency, or court to which the Buyer is subject or any provision of the charter or bylaws of the Buyer or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which the Buyer is a party or by which it is bound or to which any of its assets is subject, except where the violation, conflict, breach, default, acceleration, termination, modification, cancellation or failure to give notice would not have a material adverse effect on the ability of the Parties to consummate the transactions contemplated by this Agreement. To the Knowledge of any director or officer of the Buyer, and other than in connection with the provisions of the Delaware corporation law, the Securities Exchange Act of 1934, as amended, the Securities Act of 1933, as amended, and the state securities laws, the Buyer does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement, except where the failure to give notice, to file, or to obtain any authorization, consent, or approval would not have a material adverse effect on the ability of the Parties to consummate the transactions contemplated by this Agreement.

(g)   **Financial Statements**. **Section 3(g) of the Disclosure Schedule** sets forth the unaudited balance sheet of the Buyer as of December 31, 20011 and year to June 30, 2012 ("**Balance Sheet**") and statement of income ("**Statement of Income**") of the Buyer as of December 31, 2011 and June 30, 2012 (the Balance Sheets and Income Statements shall collectively be referred to as the "**Financial Statements**"). The Financial Statements (including the notes thereto) present fairly and accurately the financial condition of the Buyer as of such dates and the results of operations of Buyer for such periods, are correct and complete, and are consistent with the books and records of Buyer (which books and records are correct and complete). Except as disclosed in the Financial Statements, since the date of the last prepared Financial Statements, Buyer has no liabilities (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for taxes, except for (i) liabilities noted in the Financial Statements and (ii) liabilities which have arisen in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law, except net liabilities incurred since the date of the Financial Statements in the ordinary course of business consistent with past practices, which do not create an aggregate net increase in liabilities (after taking into account any net increase in assets) in excess of $5,000.

Section 4. Covenants. The Parties agree as follows with respect to the period from and after the execution of this Agreement.

(a)   **General**. Each of the Parties will use commercially reasonable efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Section 5 below).

(b)   **Notices and Consents.** The Target will give any notices to third parties, and will use its best efforts to obtain any third party consents, that the Buyer may request in connection with the Closing, including that Dr. Izzy Justice will use all reasonable efforts to have the Target or the Buyer removed from the loan currently between Target and Wachovia Bank, National Association within 15 days of the Closing Date.

(c)   **Regulatory Matters and Approvals.** Each of the Parties will give any notices to, make any filings with, and use its reasonable efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the Merger.

(d)   **Cash, Accounts Receivable and Accounts Payable True Up.** The Target's cash balance, outstanding accounts receivable and outstanding accounts payable are set forth in **Section 4(d) of the Disclosure Schedule**. Within five business days following the end of each 30 day period after the Closing commencing on September 1, 2012 and with the last payment on December 31, 2012 (each an "*AR Payment Date*"), Buyer shall determine the aggregate amount of Target's accounts receivable set forth on Schedule 4(d) plus the cash at Closing that have been collected by the Buyer during each such 30 day period (the "*Collected AR*"). If on an AR Payment Date, the aggregate amount of Collected AR through such date exceeds the Target's account payables for that date as set forth on Schedule 4(d), then Buyer shall deliver to Dr. Izzy Justice, in immediately available funds, the amount equal to (y) such excess, <u>less</u> (z) any prior amounts previously delivered to Dr. Justice, pursuant to this Section 4(d).

(e)   **Registration Rights.** The registration rights set forth in <u>Exhibit D</u> between the Target Shareholders and the Buyer shall remain in effect.

Section 5. Conditions to Obligation to Close.

(a)   **Conditions to Obligation of the Target.** The obligation of the Target to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(i)   this Agreement and the Merger shall have received the Buyer Shareholders and Board approval;

(ii)   the representations and warranties set forth in Section 2 above shall be true and correct in all material respects at and as of the Closing Date;

(iii)   Buyer shall have entered into a employment agreement with Dr. Izzy Justice in the form set forth in <u>Exhibit C</u> to this Agreement ("**Employment Agreement**");

(iv)   Buyer shall have appointed Dr. Izzy Justice as a Director;

(v)   the Buyer shall have performed and complied with all of its covenants hereunder in all material respects through the Closing; and

(vi)   **Section 5(a) of the Disclosure Schedule**, contains a list of the names of all employees (including without limitation part-time employees and temporary employees), leased employees, independent contractors and consultants of Target, together with their respective salaries or wages, other compensation, and positions that Target shall assume and to which Target agrees to provide equity compensation in amounts to be determined and granted within 30 days of the Closing.

11

(b)   **Conditions to Obligation of the Buyer**. The obligation of the Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions

(i)   this Agreement and the Merger shall have received the Target and Buyer shareholder approval;

(ii)   the Target shall have procured all of the third party consents required by Buyer for the Merger;

(iii)   the representations and warranties set forth in Section 2 above shall be true and correct in all material respects at and as of the Closing Date and all Schedules shall be complete;

(iv)   the Target shall have performed and complied with all of its covenants hereunder in all material respects through the Closing Date;

(v)   the Buyer shall have received the resignations, effective as of the Closing, of each director and officer of the Target; and

(vi)   Target shall terminate the Target Option Plan and any Target Warrants prior to the Closing Date, such that if any Target Options or Target Warrant have not been exercised prior to the Closing Date, then such Target Options shall terminate upon and may not be exercised on or after the Closing Date.

Section 6. Indemnification.

(a)   **Survival Periods**. All representations and warranties of the parties contained in this Agreement, the Disclosure Schedule, or any certificate delivered in connection herewith shall survive the Closing until six (6) months from the Closing Date; provided, that (i) the representations and warranties set forth in Sections 2(b) and 2(h) hereof shall survive until the expiration of the applicable statutes of limitation and (ii) any claim that arises out of any intentional misrepresentation or fraud of Target shall survive until the expiration of the applicable statutes of limitation. The covenants and agreements of the parties hereto shall survive the Closing in accordance with their terms. For purposes of this Agreement, the representations and warranties of the Target contained herein shall be deemed to include the Disclosure Schedule.

(b)   **Indemnity**. Subject to the other provisions of this Section 6, from and after the Closing, Target shall indemnify and hold harmless the Buyer and its affiliates, each of the Buyer's and its affiliates' directors, officers, employees, representatives and agents (collectively, the "**Representatives**") from and against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims and damages of any kind (collectively, "**Damages**") to the extent they are the result of (i) any intentional misrepresentation or fraudulent breach of any representation or warranty made by the Target in this Agreement, the Disclosure Schedule, or any certificate delivered in connection herewith, claim for which is made prior to the expiration of the survival period under Section 6(a); or (ii) any intentional misrepresentation or fraudulent breach by the Target of any covenant or obligation of the Target to be performed after the Closing under the terms of this Agreement.

(c)   **Third Party Claims**. If an Buyer intends to seek indemnification pursuant to this Section 5, such Buyer shall promptly notify Buyer, as the case may be (the "**Indemnifying Party**"), in writing of such claim describing such claim in reasonable detail; provided, that the failure to provide such notice shall not affect the obligations of the Indemnifying Party unless it is actually and materially prejudiced thereby, subject, however, to the time periods specified in Section 6(a) hereof. In the event that such claim involves a

12

claim by a third party and that arose as from those acts or failure to act by Target set forth in Section 6(b) then the Target shall be the Indemnifying Party, and shall have an exclusive right 30 days after receipt of such notice to decide whether it will undertake, conduct and control, through counsel of its own choosing and at its own expense, the settlement or defense thereof, and if it so decides, the Buyer shall fully cooperate with it in connection therewith; provided, that the Buyer may participate in such settlement or defense through counsel chosen by it; and provided, further, that the fees and expenses of such counsel shall be borne by the Buyer. Notwithstanding anything in this Section 6(c) to the contrary, the Indemnifying Party may, without the consent of the Buyer, settle or compromise any action or consent to the entry of any judgment which includes as an unconditional term thereof the delivery by the claimant or plaintiff to the Buyer of a duly executed written release of the Buyer from all liability in respect of such action, and any other necessary documents, which documents shall be reasonably satisfactory in form and substance to counsel for the Buyer. If the Indemnifying Party does not notify the Buyer within 30 days after the receipt of the Buyer's notice of a claim of indemnity hereunder that it elects to undertake the defense thereof, the Buyer shall have the right to contest, settle or compromise the claim but shall not thereby waive any right to indemnity therefore pursuant to this Agreement; provided, that any such settlement shall include as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnifying Party of a duly executed written release of the Indemnifying Party from all liability in respect of such actions, and any other necessary documents. Each party shall cooperate fully with each other party in all aspects of any investigation, defense, pre-trial activities, trial, compromise, settlement or discharge of any claim in respect of which indemnity is sought pursuant to Section 5, including, but not limited to, providing the other party with reasonable access to employees and officers (including as witnesses) and other information.

Section 7. Miscellaneous.

(a) **Survival**. None of the representations, warranties and covenants of the Parties (other than the provisions in Sections 4, 6 and 7, will survive the Effective Time.

(b) **Press Releases and Public Announcements**. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the other Party; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its reasonable best efforts to advise the other Party prior to making the disclosure).

(c) **No Third Party Beneficiaries**. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns; provided, however, that (i) the provisions in Section 1 above concerning issuance of the Acquisition Stock and are intended for the benefit of the Preferred Share and Common Shareholders and (ii) the provisions in Section 6 above concerning insurance and indemnification are intended for the benefit of the individuals specified therein and their respective legal representatives.

(d) **Entire Agreement**. This Agreement (including the documents referred to herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

(e) **Succession and Assignment**. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party.

(f)   **Counterparts**. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

(g)   **Headings**.   The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

(h)   **Notices**. All notices, requests, demands, claims and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

If to the Target:

> 20901 Torrence Chapel Road
> Suite 101
> Cornelius, North Carolina 28031
> Attention: Dr. Izzy S. Justice

If to the Buyer:

> Adrie Reinders, President and Chief Executive Officer
> 870 Market Street, Suite 828
> San Francisco CA 94102

Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

(i)   **Governing Law**. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(j)   **Amendments and Waivers**. The Parties may mutually amend any provision of this Agreement at any time prior to the Effective Time with the prior authorization of their respective boards of directors; provided, however, that any amendment effected subsequent to shareholder approval will be subject to the restrictions contained in the Delaware and Delaware General Corporation Law. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by both of the Parties. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

(k)   **Severability**. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

(l)   **Construction**. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires. The word "including" shall mean including, without limitation.

(m)   **Incorporation of Exhibits and Schedules**. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

(n)   **Specific Performance**. Each Party acknowledges that it will be irreparably damaged (and damages at Law would be an inadequate remedy) if this Agreement is not specifically enforced. Accordingly, in the event of any such breach, any Party may, in addition to any other rights and remedies existing in their favor, enforce their rights and the other Party's obligations hereunder by an action or actions for specific performance, injunctive and/or other relief, without any requirement of proving actual damages or posting any bond or other security.

[SIGNATURES ON THE FOLLOWING PAGE]

15

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on as of the date first above written.

EQMENTOR, INC.

By _Dr. Izzy S Justice_
Dr. Izzy S Justice (Jul 3, 2012)
Dr. Izzy S. Justice, Chief Executive Officer

Title: CEO

THE E-FACTOR CORP., INC.

By _Adrie Reinders_
Adrie Reinders (Jul 3, 2012)
Adrie Reinders, President and Chief Executive Officer

Exhibit A

Preferred Share and Common Shareholder List and Shares of Buyer's Stock Received in Merger

(Attached)

Dr. Izzy S Justice
e-Signed 2012-07-03 12:27PM PDT
ijustice@eqmentor.com
EQmentor
CEO

Adrie Reinders
e-Signed 2012-07-03 12:30PM PDT
adrie@efactor.com
EFactor
CEO

EXHIBIT A

Common Stock Holders	Common Stock Shares	Series A Preferred	Capital Shares Issued	Issued %	Series A Pref. Issued %	Efactor Shares Preferred Return	Efactor Shares After Preferred Return	Total EFactor Shares Issued	Proform Fully Diluted %
Dr. Izzy Justice	3,030,000		3,030,000	46.80%			10608	10,608	1.56%
Richard Brian	196,500		196,500	3.04%			688	688	0.10%
Roger McGrath	63,000		63,000	0.97%			221	221	0.03%
Karah Maloley	126,000		126,000	1.95%			441	441	0.06%
Eric Bobo	42,000		42,000	0.65%			147	147	0.02%
Rich Davis	66,000		66,000	1.02%			231	231	0.03%
Cynthia Cohen	5,000		5,000	0.08%			18	18	0.00%
Camille Jayne RT	2,000		2,000	0.03%			7	7	0.00%
Rick Smith	10,000		10,000	0.15%			35	35	0.01%
Tom Trainer	1,000,000		1,000,000	15.45%			3501	3,501	0.52%
Series A Preferred Stock Holders									
Rich Davis		329,261	329,261	5.09%	17.03%	111,800	1153	112,952	16.63%
Brian Minor		27,500	27,500	0.42%	1.42%	9,338	96	9,434	1.39%
Robert Smith		209,000	209,000	3.23%	10.81%	70,965	732	71,697	10.56%
C & L Crawford		55,000	55,000	0.85%	2.84%	18,675	193	18,868	2.78%
Dr. Robert Minor		55,000	55,000	0.85%	2.84%	18,675	193	18,868	2.78%
Joe Bauer		110,000	110,000	1.70%	5.69%	37,350	385	37,735	5.56%
Marylin Bobo		11,000	11,000	0.17%	0.57%	3,735	39	3,774	0.56%
Dr. J. Hunstad		38,500	38,500	0.59%	1.99%	13,073	135	13,207	1.94%
Dr. D. Klein		27,500	27,500	0.42%	1.42%	9,338	96	9,434	1.39%
Tom Trainer		50,000	50,000	0.77%	2.59%	16,977	175	17,152	2.53%
Stu Winby		5,500	5,500	0.08%	0.28%	1,868	19	1,887	0.28%
Izzy Justice		1,014,990	1,014,990	15.68%	52.50%	344,637	3552	348,189	51.27%
Total	4,540,500	1,933,251	6,473,751	100.0%	100%	656,430	22,664	679,094	100.0%

656430 22664

Exhibit B

Buyers Capitalization Table

See Attached

Dr. Izzy S Justice
e-Signed 2012-07-03 12:27PM PDT
ijustice@eqmentor.com
EQmentor
CEO

Adrie Reinders
e-Signed 2012-07-03 12:30PM PDT
adrie@efactor.com
EFactor
CEO

EFACTOR CORP CAP TABLE

EFactor Shareholders		
James Solomon	91,891	1.21%
Petrus van Pruissen	25,525	0.34%
Frank van Minnen	30,630	0.40%
Cashback Cards	27,097	0.36%
Ulysses (Arne van Balgoyen)	51,051	0.67%
C. Westerman	5,105	0.07%
Wally H Pingel	51,051	0.67%
Freddy Rogge	3,404	0.04%
Khalid Oubaha	86,786	1.14%
2 bib bv	30,078	0.40%
A Roukens	13,750	0.18%
Adrie Reinders	1,149,840	15.16%
Aghen BV	46,295	0.61%
Ala Online Marketing BV (Yan Stuyf)	3,552	0.05%
Axel Dietz	225,000	2.97%
Brooklyn Ventures Group (Hans Osnabrugg	4,887	0.06%
Charlotte Boulton	50,078	0.66%
Dhinendra Yadav	1,523	0.02%
Dothy Roos van Raadshooven	9,713	0.13%
Doubleshift holding	5,000	0.07%
EDR International, Inc. (Eduardo del Riego)	13,541	0.18%
Eva Hukshorn	199,306	2.63%
F Verschoor	13,750	0.18%
Felix Reznick	45,000	0.59%
First Step International BV	94,514	1.25%
G.J.M Smink	15,000	0.20%
G.N.T. Zieleman	15,000	0.20%
George van Brugge	60,750	0.80%
Hazem S and Elizabeth S Gamal	27,081	0.36%
Henk Engelkes	50,000	0.66%
Herman Oggel	23,297	0.31%
Hieronimus HB Sterk	90,000	1.19%
J Noble	315,000	4.15%
J.F. Wittebols	126,960	1.67%
Jane Langridge	1,693	0.02%
Joel Drouet	3,385	0.04%
Johan Frencken	90,000	1.19%
Jurriaan Kamp	7,938	0.10%
K Dorrepaal	55,000	0.72%
Kenneth F. Wardell	1,354	0.02%
Kieldrecht Real Estate & Financial Services E	12,008	0.16%
L Slippens	225,000	2.97%
Legacy Investment Fund	135,000	1.78%
Legacy Opportunity Fund	135,000	1.78%
London Investments Control Ltd.	13,423	0.18%
Louise Traver	8,463	0.11%
M Slemmer	4,879	0.06%

EFACTOR CORP CAP TABLE

M.Y.F. Monkhorst	3,636	0.05%
Marion Freijsen	1,149,840	15.16%
Martin Wells	1,354	0.02%
P Bakker	4,793	0.06%
Pauline Dirkmaat	67,500	0.89%
Pilarius BV	45,000	0.59%
R Rosenbaum	185,179	2.44%
R.F van Scheers	6,875	0.09%
Roeland Reinders	1,131,972	14.92%
Romano Acampora	50,000	0.66%
Ronchal Investments N.V.	98,586	1.30%
Rudolf Johannes Gerardus Langelaan	13,750	0.18%
Sander-Paul Visch	9,653	0.13%
Sanders Business BV	8,599	0.11%
Sebastianus Kuntz	13,750	0.18%
Sheila Marko	1,693	0.02%
Taipan holding bv	32,500	0.43%
Tanja Freijsen	45,000	0.59%
Task Technologies	25,000	0.33%
Terence Rhodes	55,000	0.72%
Thomas Trainer	25,388	0.33%
Tijmen Vinke	30,062	0.40%
Van Duynhoven Beheer BV	57,583	0.76%
Wil Van der Meer	100,000	1.32%
Winno Pleijsier	112,500	1.48%
Sterkom BV	112,500	1.48%
Ulysses (A van Balgoijen)	100,000	1.32%
Paul Arlman	3,238	0.04%
Mark Nathwani	12,500	0.16%
Steve Chaiani	12,500	0.16%
Klaus Berning	65,000	0.86%
Zsolt Szabo	8,619	0.11%
Roelof Borggreve	64,760	0.85%
Ulysses (A van Balgoijen)	30,000	0.40%
Thomas Trainer	15,000	0.20%
Asif Upadhye	20,000	0.26%
Bryant Cragun	12,500	0.16%
Oro del Amstel (Victor Knaap)	16,589	0.22%
Fools Gold BV (Wesley ter Haar)	16,627	0.22%
Nitesh Chandra	27,470	0.36%
Jan van de Broek	32,648	0.43%
Timothy Johannes van der Vliet	19,281	0.25%
Michael Voets	31,790	0.42%
Geen Woorden maar Daden BV (Bernard va	15,721	0.21%

TOTAL SHARES ISSUED	**7,586,557**



This binding pre-Agreement is by and between:

The E-Factor Corp whose registered office is at 870 Market Street, Suite 828, San Francisco, USA ("**EF**"); and Dr. Izzy Justice, as Director of EQmentor recently acquired by EFactor_ whose registered office is at ___20901 Torrence Chapel Rd, Suite 101, Cornelius, NC 28031, USA_____ ("_**I. Justice**")

collectively referred to as the "**Parties**".

A. BACKGROUND

The purpose of this pre-Agreement is to outline the general understanding of both Parties who jointly desire to end the working relationship with I. Justice which resulted from the acquisition of EQmentor's assets.

The Merger Agreement which dates to July 1st 2012, with financial commitments by EFactor commencing 1st September shall be amended to reflect the agreement hereby reached.

LEGAL EFFECT

This pre-Agreement contains the entire understanding between the Parties with respect to the subject matter hereof, supersedes all previous agreements and understandings between the Parties with respect thereto and may not be modified except by an instrument in writing signed by the duly authorised representatives of the Parties. This pre-Agreement shall only be valid if signed by both Parties prior to Close of Business (PST) Tuesday 16th October and in case no signatures have been exchange, shall thereafter be null and void.

The full Agreement based on the herein agreed terms, shall be constructed by DLA Piper, legal counsel to EFactor ("Full Agreement") and only upon the signature of the Full Agreement shall terms below be binding.

B. KEY TERMS FOR PRE - AGREEMENT

1. I. Justice shall step down with immediate effect as Managing Director of EQmentor and any other role associated with the Merger Agreement.
2. I. Justice shall work as an unpaid independent contractor with access to resources to ensure successful transition by December 31st, 2012 with specific goal to attempt to meet

www.efactor.com

EFACTOR
[illegible]

1



the forecast revenue (US$283,000) as agreed per the Merger Agreement. In addition, all data related to clients, prospects and potential targets for EQmentor's services shall be shared with EFactor Corp. within 24 hours after the Full Agreement has been signed.

3. I. Justice shall receive up to 30% of the new revenue brought in per 2. above with a cap of US$50,000.00.

4. EFactor Corp agrees to remove the clause in the Merger Agreement whereby certain stock can be clawed back should forecast revenue fall below the agreed US$283,000. All stock shall be issued with immediate effect to EQmentor shareholders.

5. I. Justice agrees to hand over all technology, passwords, contacts, full source code and necessary documentation and programs, unhindered and in full with immediate effect upon signing the Full Agreement.

6. All IP shall belong to EFactor Corp. with the exception of books, articles and videos as published by I. Justice in person ("Justice IP"). Such Justice IP shall be listed in the Full Agreement, as mutually agreed and owned by Justice but EFactor Corp. shall have perpetual unlimited license to use Justice IP with the business for free .

7. Parties shall agree not to speak ill of one another in any way, to any person or entity at any time now or in the future.

8. I. Justice shall complete non-compete for the period of 1 year consistent with merger Agreement.

9. I. Justice shall agree not to solicit or approach directly or indirectly any current EQmentor personnel.

10. EFactor Corp. shall agree to continue to make payments on the outstanding loan secured against I. Justice's property, commencing with payment 2 weeks following first trading date by EFactor Corp. and subsequent payments being made as set forth in the schedule set forth in the Merger Agreement.

11. No cash payments other then those explicitly covered in this document shall be made to I. Justice.

12. If EFactor is sold, merges, sell substantially all of its assets to another entity, the Full Agreement will also be transferred.

Dr. Izzy S Justice
e-Signed 2012-10-15 01:22PM PDT
ijustice@eqmentor.com
EQmentor
CEO

Adrie Reinders
e-Signed 2012-10-15 02:49PM PDT
adrie@efactor.com
EFactor
CEO

Marion Freijsen
e-Signed 2012-10-15 07:10PM PDT
Marion@efactor.com
EFactor
COO



C. TIMESCALES

- This pre-Agreement shall only be valid if signed by both Parties prior to Close of Business (PST) Tuesday 16th October and in case no signatures have been exchange, shall thereafter be null and void.

- Full Agreement shall be completed and signed by both Parties by 21st October 2012 ("**Long Stop Date**").

D. COSTS

Each Party shall be responsible for its own costs incurred in connection with negotiating and concluding this pre-Agreement and subsequent Full Agreement.

ACKNOWLEDGED AND AGREED this __ day of _Oct 15, 2012_2012

FOR EFACTOR

Adrie Reinders
Adrie Reinders (Oct 15, 2012)

Adrie Reinders,

Co-Founder & CEO

Marion Freijsen
Marion Freijsen (Oct 15, 2012)

Marion Freijsen

Co-Founder & COO

Dr. IZZY JUSTICE



Dr. Izzy S Justice
Dr. Izzy S Justice (Oct 15, 2012)
....

I. Justice

MD

Signature: _Dr. Izzy S Justice_
Dr. Izzy S Justice (Oct 15, 2012)

Email: ijustice@eqmentor.com

Title: CEO

Company: EQmentor

Signature: _Adrie Reinders_
Adrie Reinders (Oct 15, 2012)

Email: adrie@efactor.com

Title: CEO

Company: EFactor

Signature: _Marion Freijsen (Oct 15, 2012)_

Email: Marion@efactor.com

Title: COO

Company: EFactor

EFACTOR
ICONS FOR THEIR PARTNERS

FIRST AMENDMENT
TO THE
PRE-AGREEMENT

This **FIRST AMENDMENT** (the "**First Amendment**") to the PRE-AGREEMENT (the "**Agreement**"), dated October 15, 2012. **NOW THEREFORE**, in consideration of the premises contained herein and other good and valuable consideration, the receipt of a sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Add to the end of Section 3 "to be paid as received within 10 days of receipt of such revenue by EF."
2. Add to the end of Section 4 "and delivered to the EQmentor shareholders no later than November 2nd, 2012."
3. In Section 6, insert the following after "books," in the first line "blogs, assessments and speeches" and in the second sentence delete "Such Justice IP shall be listed in the Full Agreement as mutually agreed and owned by Justice but".
4. In Section 10, insert the following after "Merger Agreement"; provided notwithstanding the foregoing, the first two payments shall due under Section 4(b)(i) of the Employment and Non-Competition Agreement shall be due no later than December 31, 2012".
5. <u>Entire Agreement</u>. The Agreement as amended by this First Amendment contains the entire agreement between the parties, and all prior written and verbal negotiations are merged into this document. Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against whom enforcement of the change, waiver, discharge, or termination is sought.

        IN WITNESS WHEREOF, the parties hereto have executed this First Amended effective as of the date set forth above.

FOR EFACTOR

....

Marion Freijsen (Oct 31, 2012)

Adrie Reinders,
Co-Founder & CEO
Marion Freijsen
Co-Founder & COO

Dr. IZZY JUSTICE
....

I. Justice, MD

Signature: Marion Freijsen (Oct 31, 2012)

Signature:

Email: Marion@efactor.com

Email: ijustice@eqmentor.com

Title: COO

Title:

Company: EFactor

Company:

Signature:

Email: adrie@efactor.com

Title:

Company:

FIRST AMENDMENT
TO THE
AGREEMENT AND PLAN OF MERGER

This **FIRST AMENDMENT** (the "**First Amendment**") to the AGREEMENT AND PLAN OF MERGER (the "**Agreement**"), dated June 30, 2012, between EQMentor, Inc, a Delaware corporation (referred to as "**Target**"), and The E-Factor Corp., Inc., a Delaware corporation (hereinafter referred to as "**Buyer**") is made as of the ___ day of October, 2012. All capitalized terms used but not defined in this First Amendment shall have the same meanings herein as are ascribed to them in the Agreement. **NOW THEREFORE**, in consideration of the premises contained herein and other good and valuable consideration, the receipt of a sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. <u>Amendment</u>. Sections 1(d)(v)(2) and 1(d)(v)(3) of the Agreement are hereby deleted in their entirety, provided the parties will continue to endeavor to attempt to meet the (US$283,000) revenue target as referenced in Section 1(d)(v)(2) of the Agreement.

2. <u>Entire Agreement</u>. The Agreement as amended by this First Amendment contains the entire agreement between the parties, and all prior written and verbal negotiations are merged into this document. Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against whom enforcement of the change, waiver, discharge, or termination is sought.

IN WITNESS WHEREOF, the parties hereto have executed this First Amended effective as of the date set forth above.

EQMENTOR, INC.



By _____
Dr. Izzy S. Justice, Chief Executive Officer

Title: _____

THE E-FACTOR CORP., INC.

By_____
Adrie Reinders, President and Chief Executive Officer

RELEASE AGREEMENT

This Release Agreement (the "Agreement") is entered into by and between E-Factor Corp., Inc., a Delaware Agreement (the "Company") and Dr. Izzy Justice ("Justice") effective as of October __, 2012.

WHEREAS, the Company and Justice have entered into an agreement (the "Termination Agreement") providing for the termination of Justice's relationship with the Company and EQ Mentor, Inc., ('EQ Mentor") which has entered into a merger transaction with the Company.

NOW, THEREFORE, the Company and Justice agree as follows:

1.   Consideration. The Termination Agreement provides for mutual conditions, promises and agreements between the Company and Justice and provides adequate consideration for this Release Agreement.

2.   General Release. Except as to obligations arising out of the Termination Agreement, Justice and his affiliates, predecessors, successors and assigns, hereby fully releases the Company, EQ Mentor and their respective affiliates, predecessors, successors and assigns from any and all claims, damages, liabilities, actions and causes of action, of every nature, which Justice ever had, or may at any time have, own or hold, against the Company and EQ Mentor. Justice also waives any rights Justice may have under California Civil Code Section 1542, which provides:

"A general release does not extend to claims that the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor."

Accordingly, Justice understands and agrees that all claims arising on or before the date of this Agreement are waived and released by this Agreement, whether known or unknown or suspected or not suspected by you.

3.   Representations and Warranties. Each of the Company and Justice represents and warrants that it has full authority to enter into this Agreement.

4.   Miscellaneous. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior negotiations and agreements, whether written or oral. This Agreement may not be modified or amended except by a document signed by Justice and the Company. This Agreement is binding upon the parties and their assigns, beneficiaries, heirs and successors This Agreement will be construed and enforced in accordance with the laws of the State of Delaware. This Agreement may be executed in counterparts which, taken together, shall constitute one and the same agreement.

5.   Specific Release. Except as to obligations arising out of the Agreement, Company, EQ Mentor and their respective affiliates, predecessors, successors and assigns, hereby fully releases Justice and his respective affiliates, predecessors, successors and assigns from any and all claims, damages, liabilities, actions and causes of action, of every nature ("Claims"), which the Company and EQ Mentor ever had, or may at any time have, own or hold, against Justice, except arising out of Claims which the Company and EQmentor did not have notice of as notice of prior to the date of this Agreement and that have an ongoing materially adverse effect on the operations of the Company and EQmentor after the date of this Agreement. Except as set forth above, the Company and EQMentor understand and agree that all claims arising on or before the date of this Agreement are waived and released by this Agreement, whether known or unknown or suspected or not suspected by the Company and EQ Mentor. I. Justice and EQmentor hereby state unconditionally that all potential or actual Claims, either past, current or known have been disclosed to Company.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

"THE COMPANY"
E-FACTOR CORP., INC.

By: _____
Name: _____
Title: _____

"JUSTICE"



Dr. Izzy Justice

Signature: _Adrie Reinders_
Adrie Reinders (Oct 31, 2012)

Email: adrie@efactor.com

Title: CEO

Company: EFactor

10/31/2012

Dr. Izzy Justice
20901 Torrence Chapel Road, Suite 101
Cornelius, North Carolina 28031

Dr. Justice:

The purpose of this letter is to confirm the understanding between E-Factor Corp. (the "Company") and you that the Company and you will not enter into the Full Agreement referenced in the binding pre-Agreement entered into as October 15, 2012 between E-Factor Corp. and you (the "October 15 Agreement") and that the October 15 Agreement, as amended by the First Amendment to the October 15 Agreement and attached to this letter, shall be the final binding agreement between the Company and you with the understanding that each party will execute the Release Agreement, First Amendment to the October 15 Agreement and amendment of the Agreement and Plan of Merger between the Company and EQMentor Inc. dated June 30, 2012 to implement the terms of the October 15 Agreement, all as attached to this letter.

Please confirm your agreement to this letter by executing the letter where indicated below.

E-Factor Corp. , Inc.

By_____

By_____

The foregoing is hereby understood and agreed upon by:



_____
Dr. Izzy Justice